EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the year-to-date periods ended June 30, 2014, and 2013
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	JUNE 2014	JUNE 2013
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$771	$565
Add: interest portion of rental expense	5	6
Add: undistributed loss of equity affiliates and income attributable to noncontrolling interests in subsidiaries	4	7
Available earnings	$780	$578
Fixed charges:
Interest expense incurred	174	166
Amortization of debt expense	3	4
Interest portion of rental expense	5	6
Total fixed charges	182	176
Dividends on preference shares (pretax)	27	2
Total fixed charges and preference dividends	$209	$178
Ratio of earnings to fixed charges	4.29	3.28
Ratio of earnings to combined fixed charges and preference dividends	3.73	3.25